Gulfport Energy Corporation

14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

March 18, 2009

Securities and Exchange Commission

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Attn: Lily Dang

Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 17, 2008 (the “Form 10-K”)

Dear Ms. Dang:

Gulfport Energy Corporation, a Delaware corporation (the “Company”), hereby responds to the comment received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated March 5, 2009 (the “Comment Letter”), relating to the Form 10-K and referencing the Company’s previous response letter dated February 19, 2009. For your convenience, our response is preceded by the Staff’s comment set forth in the Comment Letter. It is not our intent or understanding at this time that any of these comments require us to amend any of our prior filings.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Comment: We have reviewed your responses to prior comments 1 and 2, and the supplemental material you provided to address the issue concerning the extended period over which you have been developing your proved undeveloped reserves. We note that from 2000 through 2007 you have spent less than one half of your estimated future development costs, frequently, only employing 4 – 5% per year of those total costs. We also note that in 2006 and 2007 you spent approximately 21.6% and 17% of your total future costs respectively, but that in 2008 the amount spent appears to be lower.

Given the irregularity of developmental expenditures, and the prolonged period of development, we ask that you provide, on a going-forward basis, enhanced disclosure of your history and future plans of developing your company-wide proved undeveloped reserves. Please ensure that this disclosure includes the following:

•

A table showing the portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over each of the last five years to develop these reserves;

Securities and Exchange Commission

March 18, 2009

•

The portion of your PUD reserves that are scheduled for development beyond five years, the associated development capital (i.e. estimated future costs of development) and the reasons for the delay beyond five years.

Please continue to provide this disclosure annually until only an immaterial portion of your reserves are scheduled for development beyond five years. You may wish to provide comparable disclosure on the West Cote Blanche Bay field.

Response: The Company has included responsive information in its Annual Report on Form 10-K filed on March 16, 2009. Such information is included under the heading “Item 2 – Properties – Proved Oil and Natural Gas Reserves” on pages 25 and 26 of such report. The Company will continue to provide comparable information annually in compliance with the Commission’s rules and regulations until only an immaterial portion of its reserves is scheduled for development beyond five years.

Sincerely,

/s/ Michael G. Moore

Michael G. Moore
Chief Financial Officer